[LETTERHEAD]

Jeffrey M. Jones

801-415-3000

December 1, 2005

TELECOPIED TO: (202) 942-9544

AND VIA EDGAR

AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:

Michele Anderson, Legal Branch Chief

Cheryl Grant

Re:

Fonix Corporation

Registration Statement on Form S-1

Filed October 18, 2005

File No. 333-129092

Registration Statement on Form S-1

Filed October 25, 2005

File No. 333-129236

Preliminary Schedule 14A

Filed November 2, 2005

File No. 0-23862

Dear Ms. Anderson and Ms. Grant:

We refer you to the letter of the staff of the Commission (the “Staff”) dated November 17, 2005 (the  “Comment Letter”), with regard to the registration statements (the "Registration Statements") and the preliminary proxy statement (the “Proxy Statement”) referenced above filed by Fonix Corporation, a Delaware corporation (“Fonix” or the “Company”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comments set forth in the Comment Letter.

We have provided with the hard copy of this letter two clean copies of the Amendment No. 1 to each of the Registration Statements, as well as two redlined copies to show the changes made.  We have also provided two copies of the revised preliminary Proxy Statement, as well as two redlined copies of the Proxy Statement to show the changes made.

The Company has filed, through its EDGAR agent, the two amendments to the Registration Statements and the revised Proxy Statement contemporaneously with the filing of this letter on EDGAR.

Additionally for your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company’s responses.

Form S-1, File Number 333-129092

General

1.

We note that your seventh private equity line agreement covers a $20 million financing.  However, the registration statement covers the offer and possible sale of considerably less than that amount (approximately $3 million at current market prices).  Revise the entire registration statement to reflect the offering as a $3 million offering as opposed to a $20 million offering.  Your changes should not just cover presentation but also management’s discussion and analysis regarding the adequacy of the funds that may be raised to meet your financial obligations.

Response to Comment No. 1

As disclosed in the Registration Statement, the Company entered into the Seventh Equity Line Agreement with Queen, LLC, under which Queen agreed to provide an equity line of up to a maximum amount of $20,000,000.  The Company is not obligated to draw any or all of the amount of the equity line.  As such, the Company has not described the transaction as a $20,000,000 offering, but instead has disclosed in numerous places that the Company has the right to draw up to the maximum amount of the equity line, but is not required to draw a particular amount.  Further, the Company has disclosed throughout the Registration Statement that the amount of funds which the Company may draw is limited by the number of shares registered in this Registration Statement or other registration statements.  Additionally, the Company has indicated throughout the document that it has already drawn $3,127,000 on the Seventh Equity Line, and that the remaining amount available is $16,873,000.

The Company has included additional disclosure to clarify that the amount of proceeds from the Seventh Equity Line that the Company may receive in connection with the Registration Statement depends on the conversion price (which is based on the market price of the Company’s common stock), and has provided ranges of proceeds the Company could receive depending on fluctuations in the market price of the Company’s common stock.

2.

Please confirm to us in your response letter that you are not seeking to register at this time the blackout shares described in section 2.6 of the seventh private equity line agreement.

Response to Comment No. 2

The Company intends to include in the registration statement up to 100,000,000 shares issuable to the Equity Line Investor in connection with the Seventh Equity Line, whether issued in connection with a draw, issued as blackout shares, or otherwise.

Summary, page 2

3.

Your summary should discuss only the key aspects of the offering and your current operations.  Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary.  Consider focusing your discussion of your equity lines with Queen on the current equity lines and shortening your discussion of the earlier equity lines to reflect that you have a history with Queen and the dilutive effects of prior equity line share issuance.  When summarizing the material terms of the current equity line, clearly state that Queen will pay only 93% of the market price for the common stock it must purchase.

Response to Comment No. 3

The Company has revised the Summary of the Offering Section as requested by the Staff.

4.

Please give a brief example, by adding a column to the table on page five or otherwise, of how a holder of your common stock in the last year has been diluted by your issuance of common stock under the equity lines.  Consider including such disclosure also under the risk factors beginning “Holders of Fonix Class A common stock are subject to . . . additional and substantial dilution. . .” on page nine and “We have registered . . the resale of shares approximately equal to seventy percent . . .” on page twelve.  In addition, add another column to the table indicating the price range of your common stock for the corresponding period of time you drew funds and put shares under each equity line.

Response to Comment No. 4

The table on page 5 was added at the request of the Staff in connection with reviews of registration statements relating to the previous equity lines.  The table shows the number of shares outstanding prior to the commencement of draws on the particular equity line, and the total number of shares issued in connection with each equity line to date.   The Company has revised the table to include the percentage of the Company’s issued and outstanding shares issued in connection with each equity line.  Because holders of the Company’s common stock hold a widely disparate number of shares, the Company is unable to specify the dilution that could be suffered by each shareholder.

Additionally, the Company has revised and updated the risk factor specified by the Staff to set forth the percentage of change in the number of shares outstanding should all shares covered by filed registration statements be issued.

5.

To ensure that you provide a balanced discussion, please discuss the following in summary:

•

that your auditors have raised a concern as to your ability to continue as a going concern;

•

the aggregate amount of your debt obligations, noting generally the kinds of debt involved, including unpaid wages and vendor accounts;

•

the aggregate amount of your outstanding debt to Queen and its affiliates and whether you plan to use cash advances from the Queen equity line agreements to satisfy the debt;

•

the amount of your net losses for the last two fiscal years and periods in 2005; and

•

that financing from the Queen equity lines for the last three fiscal years has been the primary source for funding your operations and that you have granted a security interest that could equal $x amount of the proceeds from the seventh equity line.

Response to Comment No. 5

The Company has included in the Summary section information relating to the Company’s ability to continue as a “going concern,” the aggregate amount of the Company’s debt obligations, the amount of the debt obligation to McCormack Avenue, Ltd., an affiliate of Queen, the amount of the Company’s net losses, and that financing from the equity lines has been the Company’s primary source of funding.  The Company has also specified the aggregate amount of the payments secured by the security interest granted to The Breckenridge Fund, LLC.

6.

Please indicate on page six what Southridge Partners is, who controls it, and whether it is an affiliate of Queen’s or yours.

Response to Comment No. 6

The Company has revised the discussion in respect of Southridge to clarify that it is not an affiliate of the Company, and to describe the nature of its relationship with Queen, namely that the natural person who controls Southridge also shares investment control over Queen LLC.

Risk Factors, page 8

7.

It appears that your common stock is penny stock as defined by Rules 3a51-1 of the Securities Exchange Act of 1934.  Please disclose that your common stock is subject to the penny stock rules or advise us why you believe this is unnecessary.  If you are subject to the penny stock rules, revise to address the risks involved in investing in penny stock, including the potentially adverse effect on the ability of broker-dealers to sell your securities and the ability of purchasers of your stock to sell their shares in the secondary market.  Also delete all references to the safe harbor for forward looking statements or clearly revise them to state that the safe harbor does not apply to statements made by a registrant that issues penny stock.  See Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Response to Comment No. 7

The Company has added a risk factor relating to the status of the Company’s common stock as a penny stock, and has made the other changes requested by the Staff.

LecStar’s current operations may not provide sufficient cash flow . . ., page 8

8.

Please delete the mitigating language “Although management anticipates that LecStar will become self-sufficient during 2005" in the final paragraph, but explain further in management’s discussion and analysis how management has determined LecStar will become self-sufficient during 2005.

Response to Comment No. 8

The Company has revised the risk factor as requested.  Additionally, the Company has revised its disclosure in the “Management’s Discussion and Analysis” Section relating to LecStar.

Holders of Fonix Class A common . . . risk of additional and substantial dilution . . ., page 9

9.

To further place the risk in context, please also discuss, as of the latest date practicable, the amount of common shares issuable if you drew down $3 million under the facility, and the percentage of the total outstanding common shares this amount represents.  In addition, disclose the price range of your stock price over the last year.

Response to Comment No. 9

The Company has revised the risk factor as requested by the Staff.

There is an increased potential for short sales . . ., page 11

10.

Explain what short sales are.  Describe to what extent, under the federal securities laws and the terms of your Queen equity line agreements, Queen is permitted to sell short your common stock.

Response to Comment No. 10

The Company has revised the risk factor to explain short sales generally.  The Company has also revised the risk factor to clarify that the risk refers to short sales by market participants other than the selling shareholder.  The Company’s discussion of Regulation M clarifies the applicability of Regulation M to the selling shareholder, and the limitations Regulation M places on the selling shareholder with respect to short sales.

Our primary source of funding recently . . ., page 14

11.

Please explain how “McCormack may be deemed an affiliate, as defined in the rules promulgated under the Securities Act, of the Equity Line Investor.”  For example, indicate whether McCormack and Queen share beneficial owners.

Response to Comment No. 11

The Company has revised the Risk Factor Section to explain the nature of the relationship between McCormack and Queen, as requested by the Staff.  Specifically, the Company has disclosed that the natural person with investment and voting control over McCormack also has investment and voting control over Queen.

12.

We note your statement on page 14 that “To the extent such payments are made out of draws we make under the Seventh Equity Line . . ., it is possible that conflict of interest could develop in how we draw against, and how the Equity Line Investor participates in, the Seventh Equity Line . . ..”  Please elaborate as to the conflicts of interest that could develop.

Response to Comment No. 12

The Company has revised the risk factor to clarify the nature of the conflict of interest.  However, at present, the Company’s relationship with both McCormack and Queen is positive, and the Company believes that any presently foreseeable potential conflict of interest which may arise could be resolved.  Because the Company may not include mitigating factors in its risk factor, including the positive relationship with McCormack and Queen, the Company believes it would be improper to speculate on presently unforeseeable potential conflicts, because it is likely that such conflicts, if any, could be resolved by the parties.  The Company disclosed the possibility of a conflict of interest out of an abundance of caution, but does not believe that specific conflicts can reasonably be identified or disclosed at this time.

Management’s Discussion and Analysis, page 33

13.

Please discuss what steps you plan to take to reach profitability and to cure the problems underlying the going concern qualification in the auditors’ report.  We note your statement on page 34 that you “expect to continue to incur significant losses and negative cash flows from operating activities through at least December 31, 2005 . . ..”  We also note your statement on page 34 that your “cash resources, limited to collections from customers, draws on the Sixth and Seventh Equity Lines and loans, have not been sufficient to cover operating expenses.”

Response to Comment No. 13

The Company has revised Management's discussion and Analysis to include the following paragraph:

"We are continually developing new product offerings in both the speech recognition and telecommunications business units in an effort to increase our revenue stream, and we are continuing to work with our existing customers to increase sales.  We have also experienced operating expense decreases through headcount reductions and overall cost reduction measures.  Through the combination of increased recurring revenues and the overall operating cost reduction strategies we have implemented, we hope to achieve positive cash flow from operations in the next 18-24 months.  However, there can be no assurance that we will be able to achieve positive cash flow from operations within this time frame."

14.

We note that you intend to obtain additional financing to meet your cash requirements during the next twelve months.  Specifically disclose to what extent you have investigated or secured additional sources of financing, if any.  If you have not made a significant effort to secure additional sources of financing, other than the seventh equity line, please make a statement to that effect.  Furthermore, indicate the amount you need to raise in order to continue operating for the next twelve months.

Response to Comment No. 14

The Company has included the following information in the MD&A Section:

“We periodically engage in discussions with various sources of financing to facilitate its cash requirements including buyers of both debt and equity securities.  To date, no additional sources of funding offering terms superior to those available under equity lines have been implemented and we rely on first, cash generated from operations, and second, cash provided through the Seventh Equity Line.

Equity Lines of Credit, page 46

Seventh Equity Lines of Credit, page 47

15.

Please disclose, to the extent possible, using bullets or tables, the following items:

•

As of the latest date practicable, the amount of common shares issuable if you drew down $3 million under the facility and the percentage of the total outstanding common shares this amount represents.

•

As of the latest date practicable, the aggregate maximum number of common shares of Queen may beneficially own at one time, including all securities issuances, not just equity line shares.

•

Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital-raising activities.

Response to Comment No. 15

The Company has revised the disclosure of the Seventh Equity Line to include discussion of the number of shares that would be issuable upon a hypothetical draw of $3,000,000, and the percentage of the Company’s outstanding shares that such an issuance would represent.  The Company also included information about the right of first refusal granted to the Equity Line Investor in the Seventh Equity Line.  Information relating to the limitations on Queen’s ownership of our common stock is included in the disclosure.  The Company does not have any other agreements with Queen regarding any restrictions on the number of shares which Queen may own, other than the limitations imposed by the Seventh Equity Line Agreement, which are described in the “Use of Proceeds” Section.

16.

Discuss whether you are required to seek shareholder approval if additional shares are needed under the seventh equity line agreement.  Discuss what would happen under the equity line agreement if shareholders do not approve the issuance of additional shares.

Response to Comment No. 16

The Company presently is authorized to issue up to 800,000,000 shares of its Class A common stock.  As of November 17, 2005, the Company had 383,667,357 shares of Class A common stock issued and outstanding.  The Company is seeking shareholder approval, in connection with the Proxy Statement under concurrent review, for an amendment to the Company’s charter to increase the authorized capital to 5,000,000,000 shares.  However, if the Company does not receive such approval, the Company believes that it would be able to continue to draw funds under the Seventh Equity Line, assuming no growth in revenues and no reduction in expenses, for approximately twelve to eighteen months, absent other arrangements.

Use of Proceeds, page 63

17.

We note your disclosed planned use of the equity line proceeds to you.  Please briefly convey here whether you are currently planning a “joint venture with a strategic partner” or are planning “for the acquisition of another business or the assets thereof.”  Also, as you state you may use the proceeds for “working capital purposes,” please revise to note more particularly the purposes for which the proceeds are expected to be used, and quantify the amount intended to be allocated to each general purpose.

Response to Comment No. 17

The Company has revised its disclosure of the use of proceeds to state that the Company intends to use the proceeds from the draws on the Seventh Equity Line for general corporate and working capital purposes.  Presently, the Company has no plans for any joint venture, strategic partnership, or acquisition or similar transactions.

Selling Shareholders, page 61

18.

Please confirm to us in your response letter that Queen does not own or have a beneficial interest in any Fonix convertible or exchangeable securities that have a conversion or exercise price that fluctuates with the market price of Fonix’s stock.

Response to Comment No. 18

The Company is unaware of any ownership or beneficial by or beneficial interest of Queen in any of the Company’s convertible or exchangeable securities that have a conversion or exercise price that fluctuates with the market price of the Company’s common stock.

Plan of Distribution, page 63

19.

We note the discussion regarding possible short sales by the selling shareholder.  In your response letter, please tell us whether Queen has taken, or plans to take, a short position or other forms of hedges in the company’s common stock prior to this resale registration statement’s effectiveness.  Please note that creating short positions or similar hedges, with the intent of delivering registered shares before the resale registration statement’s effectiveness, is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales or hedges are deemed to be sold at the time such sales or hedges are made or created.

Response to Comment No. 19

The Company is unaware of any short sales by Queen or any plans to engage in short sales.  The Company has informed Queen that Regulation M may be applicable to it, and that Queen should take all steps necessary to ensure compliance with Regulation M.

Where to Get Additional Information, page 67

20.

Revise to include the current address of our public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Response to Comment No. 20

The Company has revised the disclosure as requested.

Part II., Item 17, Undertakings, page II-10

21.

You may not incorporate subsequent Exchange Act documents by reference into your Form S-1.  Please remove the Item 512(b) undertaking you have listed.

Response to Comment No. 21

The Company has removed the undertaking as requested.

Form S-1, File Number 333-129236

22.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 22

The Company has revised the Series J registration statement to comply with comments 1-21 above.

Preliminary Schedule 14A

General

23.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 23

The Company has revised the Preliminary Proxy Statement as requested by the Staff.  In particular, the Company has made revisions as detailed in the Company’s responses to Comments 24 and 25.

Proposal No. 3–Proposed Amendment to the Company’s Certificate of Incorporation to Increase the Authorized Capital of the Company . . ., page 4

24.

You state on page four that “Management believes that the proposed Amendment would benefit the Company by providing greater flexibility to the Board of Directors to issue additional equity securities to raise additional capital, to pursue strategic investment partners, to facilitate possible future acquisitions and to provide stock-related employee benefits.”  Describe under what circumstances, if any, where stockholder approval would be required for the corporate actions you cite.  You also state “To date, the Company’s primary source of financing has been private sales of Common Stock or other equity or debt securities convertible into Common Stock.  To facilitate such financing transactions, the authorized capital of the Company will need to be increased.”  Quantify for each action listed the number of common shares that you will be committed or presently intend to issue or reserve if shareholder approval of your proposal is obtained.

Response to Comment No. 24

As noted above in response to Comment 17, the Company presently does not have any planned or anticipated acquisitions, mergers, or joint ventures.  As disclosed in the Preliminary Proxy Statement, the Company is seeking to obtain shareholder approval of the increase in the authorized capital to provide the flexibility for the Company to enter into such transactions.  Because the Company presently is not anticipating, planning, or negotiating a transaction, the Company believes that to disclose hypothetical transactions which may or may not require shareholder approval could result in investor confusion or false expectations.  If the Company determines to enter into a transaction in the future, the Company will determine at that time whether shareholder approval is required for such transaction, and if so, will seek shareholder approval, providing disclosure of the pending transaction.  The Company has revised the Proxy Statement to include a statement that it is not presently negotiating, planning, or anticipating such a transaction.

Similarly, the Company cannot quantify the number of shares to be reserved for a hypothetical transaction.  At present, the Company has not reserved any shares for future, unspecified transactions.

25.

If you intend to utilize shares from the additional authorized increase to satisfy your obligations under the seventh equity line agreement, then, in order to assist shareholders in assessing whether to vote for your proposed increase, describe the agreement.  In addition, disclose, to the extent possible, in bullet format, the following items:

•

As of the latest date practicable, the amount of common shares issuable if you drew down $20 million under the seventh private equity line agreement and the percentage of the total outstanding common shares this amount represents.

•

As of the latest date practicable, the aggregate maximum number of common shares Queen may beneficially own at one time.

•

That, due to the fluctuation of your stock price, you do not know the exact number of shares that you will issue each time Queen purchases under the equity line agreement or the sum of shares you will issue over time under the agreement (and the consequences of that fact).

•

The number of shares that you would issue under the seventh equity line agreement based upon a reasonable range of market prices.  The range should include market prices 25%, 50% and 75% below the most recent actual price.

•

That Queen can purchase shares under the agreement at a discount to the market price, and, the lower the market price at the time Queen purchases the stock, the more common shares it gets.

•

To the extent Queen purchases and then sells common stock, the stock price may decrease due to the additional shares in the market.  This could allow Queen to purchase even greater amounts of common stock under the equity line agreement, the sales of which would further depress the stock price.

•

The significant downward pressure on the price of the common stock as Queen purchases and sells material amounts of common stock could encourage short sales.  This could place significant downward pressure on the price of the common stock.  In this regard, explain the meaning and significance of short selling.

•

Purchases under the equity line agreement may result in substantial dilution to the interests of other holders of common stock.

•

There is no upper limit on the number of shares that may be issued and the consequences of that fact, including a possible change of control.

•

Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital-raising activities.

Response to Comment No. 25

The Company has revised its discussion of Proposal No. 3 to include a discussion of the Seventh Equity Line, including the bullet points raised by the Staff in the Comment Letter.

Conclusion

Effectiveness of these Registration Statements and approval of the Preliminary Proxy are critical to the Company.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statements to go effective as early as December 12, 2005.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Please contact the undersigned (801-415-3031) or Park Lloyd of this office (801-415-3056) with any additional questions or comments.

Respectfully,

DURHAM JONES & PINEGAR

/s/ Jeffrey M. Jones

Jeffrey M. Jones, Esq.